Capital Product Partners L.P. Announces Filing of Form 20-F with the SEC

ATHENS, GREECE, February 23, 2016 -- Capital Product Partners L.P. (the "Partnership") (NASDAQ: CPLP), an international, diversified shipping company, announced today the filing of its annual report on Form 20-F for the year ended December 31, 2015, which includes the Partnership's audited financial statements, with the U.S. Securities and Exchange Commission (SEC) on February 17, 2016. An electronic copy of the filing is now accessible on the Partnership's website at www.capitalpplp.com.

Additionally, unitholders can request a hard copy of the Partnership's annual report free of charge upon request through the Partnership's website www.capitalpplp.com or by writing to:

Capital Product Partners L.P.
3, Iassonos Str. 18537 Piraeus
Greece
Or by sending an e-mail to info@capitalpplp.com

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 34 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, nine post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana ("Flopec"), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A., Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.